

February 11, 2021

<u>Via E-mail</u>

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC
250 Park Avenue, 7th Floor
New York, NY 10177

> **Re:** **First United Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 2, 2021 by Driver Management Company LLC, Driver**
> **Opportunity Partners I LP, and J. Abbott R. Cooper**
> **Soliciting Materials Filed Pursuant to Rule 14a-12**
> **Filed February 4, 2021**
> **File No. 000-14237**

Dear Mr. Cooper:

The staff in the Office of Mergers and Acquisitions has reviewed the above-captioned filings. We have the comments set forth below.

Please respond to this letter by amending the referenced filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

<u>Preliminary Proxy Statement on Schedule 14A</u>
<u>General</u>

1. Please ensure that your revised preliminary proxy statement includes page numbers throughout. Refer to Exchange Act Rule 0-3(b).

2. Please ensure your revised preliminary proxy statement is filed using the correct EDGAR tag of PRRN14A to indicate a filing by non-management. Filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual. Refer to Rule 232.301 of Regulation S-T.

3. Please advise us as to when the participants anticipate distributing the proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with

distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

4. Revise to clearly mark your preliminary proxy statement and the form of proxy as "preliminary copies." Refer to Rule 14a-6(e)(1).

5. Refer to the soliciting material filed by the Company pursuant to Rule 14a-12 on January 12, 2021. Given the Company's disclosed intentions to ask shareholders to approve a proposal to declassify the board, please revise your statement that the participants are not aware of any other matters to be brought before the annual meeting.

Proposal No. 1, Election of Directors, page 2

6. We note that you intend to include certain of the Company's nominees on your proxy card and name those nominees in your proxy statement. Please advise us as to how you plan to comply with the requirements set forth in Rule 14a-4(d)(4). Note that you must seek authority to vote in the aggregate for the number of director positions subject to election, and represent in the proxy statement and proxy card that you will vote for all of the Company's nominees other than the Company nominees you specify.

7. Revise to disclose the basis for the statement that your nominee is independent of the Company. In this respect, given that Driver Management has a pending lawsuit naming the Company as a defendant, please address the possibility, if true, that such litigation could result in a determination that your nominee does not satisfy the independence requirements under the applicable exchange listing rule.

Proposal No. 3, Majority Vote Proposal, page 5

8. Please revise to clarify, if true, that shareholder approval of this proposal would result in amendments to the Company's charter, bylaws or other governance documents. Similarly, disclose the general effect of any such amendment. Refer to Item 19 of Schedule 14A. Please also consider this comment applicable to the Independent Chair Proposal and the Shareholder Bylaw Amendment Proposal.

Proposal No. 4, Beneficial Ownership Proposal, page 5

9. With a view toward revised disclosure, please advise us of how Driver determined that it does not have any material interest in the proposal other than the interest common to all shareholders. Please address the ongoing litigation between Driver and the Company. In your response letter, please also address the similar determination made with respect to the No Disenfranchisement Proposal.

Proposal No. 5, No Disenfranchisement Proposal, page 6

10. Please provide us with the factual foundation in support of the following assertions. See Rule 14a-9.

- "The Company has previously lobbied the Maryland Commissioner on Financial Regulation to investigate Driver for violations of Section 3-314 for the express purpose of disenfranchising Driver."

- "Driver does not believe that the Company has…any affirmative obligation to report potential violations of Section 3-314 to the Maryland Commissioner of Financial Regulation."

Additional Participant Information, page 14

11. Correct your disclosure of the participants' beneficial ownership in the penultimate paragraph on page 14, which appears to contain a typographical error.

Letter to Shareholders

12. The table containing the participants' proposals includes eight proposals. Elsewhere in the proxy statement, reference is made to eleven proposals. Please revise to rectify the inconsistency.

Form of Proxy

13. The first page of the form of proxy states that if no direction is indicated with respect to the proposals, the proxy will be voted "against" proposals 2 and 3, which conflicts with both disclosure in your preliminary proxy statement and other references on the proxy card. Similarly, the second page of the form of proxy states "Driver strongly recommends that shareholders vote…against proposals 8 and 9." Revise to correct this conflicting information.

DFAN filed February 4, 2021

14. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. In future soliciting materials, refrain from statements implying the Company is taking away shareholder voting rights, absent sufficient factual support.

15. Please provide us with the factual foundation in support of the following assertion: "…the company had been engaged in a secret campaign to prevent shareholders from having a

J. Abbott R. Cooper
Driver Management Company LLC
February 11, 2021
Page 4

choice in deciding directors (through a contested election) and then repeatedly lied about the existence of that campaign." See Rule 14a-9.

* * *

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-7951.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions